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SE 09042151 IISSION

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SEC Mail Processing Section

AUG 28 2009

Washington, DC 121

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2008 (MM/DD/YY) AND ENDING 6/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RENSSELAER SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 KENWOOD STREET

(No. and Street)

LATHAM	NEW YORK	12110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENNIS L. O'BRIEN 518-786-1177

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CUSACK AND COMPANY CPAs

(Name – *if individual, state last, first, middle name*)

7 AIRPORT PARK BLVD	LATHAM	NEW YORK	12110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DENNIS L. O'BRIEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RENSSELAER SECURITIES CORP, as of JUNE 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRACI J. DAOUST
Notary Public, State of New York
No. 5005806
Qualified in Rensselaer County
Commission Expires Dec. 21, 20 10

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUSACK & COMPANY
Certified Public Accountants LLC
7 AIRPORT PARK BOULEVARD
LATHAM, NEW YORK 12110
(518) 786-3550
FAX (518) 786-1538
E-MAIL ADDRESS: INFO@CUSACKCPA.COM
WWW.CUSACKCPA.COM

JOSEPH D. BATTAGLIA, CPA
KENNETH B. CLAFLIN, CPA
PAUL A. CUDA, CPA
JAMES M. CUSACK, CPA
JOHN A. CRISCONE, CPA
WENDY M. LAING, CPA
JASON D. MARRA, CPA
JOHN J. TAFILOWSKI, CPA
TERRENCE P. GILLOOLEY
LAUREN M. LIGRECI
KIMBERLY A. URQUHART

CLIFTON PARK/HALFMOON OFFICE
(518) 664-7063
FAX (518) 541-3083

MEMBERS OF:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
AND
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

JOHN A. CIMINO, CPA, OF COUNSEL

August 24, 2009

The Board of Directors
Rensselaer Securities Corp.

In planning and performing our audit of the financial statements of Rensselaer Securities Corp. (the Company), as of June 30, 2009 and for the year then ended we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under § 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the objectives stated in Securities and Exchange Commission rule 17a-5(g). Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Cusack & Company, CPA's LLC

CUSACK & COMPANY, CPA'S LLC

Rensselaer Securities Corp.

Financial Statements and Other Financial Information

June 30, 2009 and 2008

CUSACK & COMPANY
Certified Public Accountants LLC
7 AIRPORT PARK BOULEVARD
LATHAM, NEW YORK 12110
(518) 786-3550
FAX (518) 786-1538
E-MAIL ADDRESS: INFO@CUSACKCPA.COM
WWW.CUSACKCPA.COM

JOSEPH D. BATTAGLIA, CPA
KENNETH B. CLAFLIN, CPA
PAUL A. CUDA, CPA
JAMES M. CUSACK, CPA
JOHN A. CRISCONE, CPA
WENDY M. LAING, CPA
JASON D. MARRA, CPA
JOHN J. TAFILOWSKI, CPA
TERRENCE P. GILLOOLEY
LAUREN M. LIGRECI
KIMBERLY A. URQUHART

CLIFTON PARK/HALFMOON OFFICE
(518) 664-7063
FAX (518) 541-3083

MEMBERS OF:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
AND
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

JOHN A. CIMINO, CPA, OF COUNSEL

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Rensselaer Securities Corp.

We have audited the accompanying statements of financial condition of Rensselaer Securities Corp. as of June 30, 2009 and 2008 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rensselaer Securities Corp. as of June 30, 2009 and 2008, and the results of its operations and changes in its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cusack & Company, CPA's LLC

CUSACK & COMPANY, CPA'S LLC

Latham, New York
August 24, 2009

ASSETS

	2009	2008
Cash	$ 22,545	$ 9,766
Cash with Clearing Organization	134,200	-
Securities with Clearing Organization	1,224,452	1,504,335
Other Deposits, at Fair Value	100,001	100,422
Investments	16,300	16,300
Prepaid Expenses	4,226	4,428
Property, Plant and Equipment, Less Accumulated Depreciation of $15,079 and $35,983	7,917	8,571
Total Assets	$ 1,509,641	$ 1,643,822

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Cash Overdraft with Clearing Organization	$ -	$ 514,219
Securities Sold Not Yet Purchased	41,350	19,100
Accounts Payable	20,543	19,683
Accrued Expenses	1,557	1,457
Total Liabilities	63,450	554,459
Stockholders' Equity:		
Common Stock, No Par Value; Shares Authorized 200; 50 Shares Issued and Outstanding, at June 30, 2009 and 2008, respectively	100	100
Additional Paid-In Capital	125,275	125,275
Retained Earnings	1,320,816	963,988
Total Stockholders' Equity	1,446,191	1,089,363
Total Liabilities and Stockholders' Equity	$ 1,509,641	$ 1,643,822

See accompanying notes and independent auditor's report.

RENSSELAER SECURITIES CORP.

STATEMENTS OF INCOME

FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

	2009	2008
Revenue:		
Dealer Inventory and Investment Gains	$ 894,401	$ 549,004
Commission Income	10,751	20,326
Interest and Dividend Income	87,766	85,492
Miscellaneous Income	-	35,939
	992,918	690,761
Expenses:		
Employee Compensation and Benefits and Related Taxes	172,083	279,462
Pension Expense	33,750	45,000
Quotation Services	57,962	61,055
Clearing and Commission Fees	47,207	52,670
Other Operating Expenses	90,668	114,338
	401,670	552,525
Income Before Provision for Income Taxes	591,248	138,236
Provision for Income Taxes	175	(100)
Net Income	$ 591,073	$ 138,136

See accompanying notes and independent auditor's report.

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance: June 30, 2007	$ 100	$ 125,275	$ 1,033,914	$ 1,159,289
Net Income for the Year Ended June 30, 2008	-	-	138,136	138,136
Stockholders' Distributions of Net Income	-	-	(208,062)	(208,062)
Balance: June 30, 2008	$ 100	$ 125,275	$ 963,988	$ 1,089,363
Net Income for the Year Ended June 30, 2009	-	-	591,073	591,072
Stockholders' Distribution of Net Income	-	-	(234,245)	(234,245)
Balance: June 30, 2009	$ 100	$ 125,275	$ 1,320,816	$ 1,446,190

	2009	2008
Cash Flows from Operating Activities:		
Net Income	$ 591,073	$ 138,136
Adjustments to Reconcile Net Income to Net Cash Provided By (Used In) Operating Activities:		
Depreciation of Property, Plant and Equipment	2,793	2,632
Unrealized (Gain) Loss on Securities	232,238	130,064
Change in Assets and Liabilities:		
Securities Inventory	47,645	(88,697)
Prepaid Income Taxes	-	25
Prepaid Expenses	202	10,250
Accounts Payable and Accrued Expenses	960	7,263
Securities Sold Not Yet Purchased	22,250	6,803
Net Cash Provided By Operating Activities	897,161	206,476
Cash Flows Provided By (Used In) Investing Activities:		
Capital Expenditures	(2,139)	(4,540)
Other Deposit with Clearing Organization	421	1,175
Net Cash Used In Investing Activities	(1,718)	(3,365)
Cash Flows Used in Financing Activities		
Stockholders' Distribution of Net Income	(234,245)	(208,062)
Net Decrease in Cash and Cash Equivalents	661,198	(4,951)
Cash (Overdraft) and Cash Equivalents at Beginning of Period	(504,453)	(499,502)
Cash (Overdraft) and Cash Equivalents at End of Period	$ 156,745	$ (504,453)
Composition of Cash and Cash Equivalents:		
Cash	22,545	9,766
Cash (Overdraft) with Clearing Organization	134,200	(514,219)
	$ 156,745	$ (504,453)
Supplemental Disclosure of Other Cash Items:		
Interest Paid	$ 14,527	$ 43,440
Taxes Paid	$ 150	$ -

1. SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was formed in July 1993, for the purpose of providing brokerage services to retail and institutional investors on a fully-disclosed basis. The Company began operations as a broker/dealer in December 1993 and derives a majority of its revenue from trading profits on unlisted fixed income securities.

Revenue Recognition

The Company records security transactions and related expense on a trade date basis.

Income Taxes

Income tax expense is provided on income as reported in the statements of income regardless of when such taxes are payable. Deferred taxes result from the recognition of certain income and expense items in different time periods for financial statement and tax return purposes.

Under the asset and liability method of SFAS № 109, deferred tax assets would be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These timing differences are not considered to be material, therefore no deferred tax provision has been recorded.

Property, Plant and Equipment

Capital expenditures consisting of office furniture and equipment are depreciated over the estimated useful lives of the related assets ranging from three to ten years using the straight line method.

Advertising

Advertising and promotional costs are expensed as incurred.

Cash and Cash Equivalents

Cash of $22,545 and $9,766 at June 30, 2009 and 2008, respectively, consists of cash in banks and financial institutions and cash on hand. For purposes of the statement of cash flows, the Corporation also considers cash deposited with the clearing organization to be cash equivalents.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities and Exchange Commission Rule 15c3-3 Exemption

The Corporation was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at June 30, 2009 or June 30, 2008. Customer transactions are not handled by the Corporation, rather transactions are processed through a carrying broker, on a fully disclosed basis. The Corporation does not maintain margin accounts for their customers. The Corporation has no liabilities subordinated to the claims of general creditors. The Corporation is not a member of any securities exchange.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from these estimates.

2. OTHER DEPOSITS

In December 1993, the Corporation made an initial required interest bearing deposit with its clearing agent. This account is subject to withdrawal restrictions and is not used for clearing security transactions. The funds are invested in either cash, U.S. Treasury Bills or a money market fund. The fair value of the good faith deposit was $100,001 and $100,422 at June 30, 2009 and 2008, respectively.

3. INVESTMENTS

Investments for trading purposes, including those securities held by the clearing organization, are marked to the market price. Realized and unrealized gains or losses are therefore recognized as revenue during the current period.

4. OTHER OPERATING EXPENSES

Other operating expenses consisted of the following for the period ended June 30:

	2009	2008
Consulting and Temporary Help	$ 1,901	$ 800
Professional Fees	27,138	25,440
Occupancy	13,800	13,800
Regulatory Dues and Fees	3,667	2,468
Dues and Subscriptions	944	460
Office Expenses	10,091	6,611
Communications	7,337	7,451
Insurance and Bonding	1,093	1,703
Depreciation and Amortization	2,793	2,632
Margin Interest	14,527	43,440
Meals, Travel and Entertainment	7,377	9,533
	$ 90,668	$ 114,338

5. PENSION BENEFITS

The Corporation maintains two qualified retirement plans. Both plans are defined contribution plans that cover employees 21 years or older that have provided 1,000 hours of service per year. One plan allows a discretionary contribution up to 15% of compensation while the other plan requires a contribution of 5% of each participants compensation for the plan year. The amounts contributed annually to each plan are allocated to the qualifying participants in the ratio that each qualifying participant's compensation for the plan year bears to the total compensation of all qualifying participants for the plan year. In each plan participants vest 20% per year after their first year and are fully vested after five years of participation. The normal retirement age under each Plan is 59½ years old. The total contributed to all plans was $33,750 for the year ended June 30, 2009 and $45,000 for June 30, 2008.

6. INCOME TAXES

Income tax expense consisted of the following for the years ended June 30:

	2009	2008
Current Income Tax:		
State	$ 175	$ 100

The Corporation elected to be treated as a Sub-Chapter S-Corporation beginning January 1, 1999 and accordingly changed its tax reporting year-end to December 31. Under these provisions, the Corporation will generally not pay Federal income taxes and will be only subject to State income taxes based on the required minimum franchise tax.

7. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operation and shall not exceed 15 to 1 in subsequent years (and the rule of "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2009 the Corporation had net capital, as defined, of $1,304,110 which was $1,204,110 in excess of its minimum required net capital of $100,000 . The Corporation's ratio of aggregate indebtedness to net capital was .17 to 1 at June 30, 2009. At June 30, 2008 the Corporation had net capital, as defined, of $845,765 which was $745,765 in excess of its minimum required net capital of $100,000. The Corporation's ratio of aggregate indebtedness to net capital was .63 to 1 at June 30, 2008.

8. COMMITMENTS AND CONTINGENT LIABILITIES

Off-Balance-Sheet Risk

The Corporation engages in the business of a broker and dealer in securities as defined in Note 1 to the basic financial statements. The inherent risk of this business is the ability of the Corporation to properly execute all customer initiated transactions, if any, including the proper safeguarding and transfer of customer owned securities. During the periods ended June 30, 2009 and 2008, the Corporation did not hold customer securities.

Litigation

Management was not aware of any pending or threatened litigation that could result in any material adverse effect on the Corporation's financial condition as of June 30, 2009 and 2008.

Operating Leases

The Corporation leased office space under an operating lease at $1,100 per month, through October 2006 at which time it was renewed for an additional year at $1,150 per month. Additional one year renewals have subsequently been exercised through October, 2009. Future minimum payments under this agreement for the year ending June 30, 2010 is $4,600.

9. MARGIN ACCOUNT

The Company will occasionally purchase securities on margin for the Firm account. These loans are short term in nature. The interest rate charged on margin loans is 1% above the brokers call. The loan is collateralized by Securities owned by the Company. Margin interest is charged on the net cash overdraft balance with the clearing organization.

OTHER FINANCIAL INFORMATION

RENSSELAER SECURITIES CORP.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2009 AND 2008

	2009	2008
Net Capital		
Total Stockholders' Equity Qualified for Net Capital	$ 1,446,191	$ 1,089,363
Deductions and/or Charges:		
Non-Allowable Assets:		
Petty Cash	450	450
Purchased Interest	3,375	4,930
Investments	16,300	16,300
Property, Plant and Equipment	7,917	8,571
Prepaid Expenses	4,226	4,428
Total Non-Allowable Assets	32,268	34,679
Net Capital Before Haircuts on Securities Positions	1,413,923	1,054,684
Haircuts on Securities	109,813	208,919
Net Capital	$ 1,304,110	$ 845,765
Aggregate Indebtedness		
Items Included in the Statement of Financial Condition:		
Cash Overdraft	$ -	$ 514,219
Accounts Payable	20,543	19,683
Accrued Expenses	1,557	1,457
Total Aggregate Indebtedness	$ 22,100	$ 535,359
Computation of Basic Net Capital Requirement		
6⅔% of Aggregate Indebtedness	$ 1,473	$ 35,690
Minimum Net Capital Requirement	100,000	100,000
Excess Net Capital Over Minimum Net Capital Requirement	1,204,110	745,765
Excess Net Capital at 1000%*	1,301,900	792,229
* Calculated as Net Capital - (Total Aggregate Indebtedness x 10%)		
Reconciliation with Corporation's Computation (included in Part II of Form X-17A-5 as of June 30, 2009 and 2008		
Net Capital, as reported in Corporation's Part II (Unaudited) FOCUS Report	$ 1,304,110	$ 845,765
Net Audit Adjustments	-	-
Net Capital Per Above	$ 11,304,110	$ 845,765

RENSSELAER SECURITIES CORP.

SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JUNE 30, 2009 AND 2008

	2009	2008
CREDIT BALANCES:		
Free credit balances and other credit balances in customers' security accounts	$ -	$ -
Monies borrowed, collateralized by securities carried for the accounts of customers	-	-
Monies payable against customers' securities loaned	-	-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	-	-
Credit balances in firm accounts which are attributable to principal sales to customers	-	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-	-
Market value of short security count differences over 30 calendar days old	-	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-	-
Total Credit Items	-	-
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-	-
Other	-	-
Total Debit Items	-	-
RESERVE COMPUTATION:		
Excess of Total Debits Over Total Credits	-	-
Required Deposit	$ -	$ -

Note: There is no material difference between the Rensselaer Securities Corp. (RSC) computations of reserve requirements as filed in Form X-17a-5 (FOCUS report filed quarterly by RSC) and the above schedule. RSC is exempt from Rule 15c-3 as customer securities are not held by RSC.

During the years ended June 30, 2009 and 2008, Rensselaer Securities Corp. was exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions were cleared on a fully disclosed basis with a clearing broker/dealer. All customer funds and securities were transmitted to the clearing broker/dealer which carries all of the accounts of such customers.